UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2021

Commission File Number: 001-39997

Adagene Inc.

(Exact Name of Registrant as Specified in Its Charter)

4F, Building C14, No. 218

Xinghu Street, Suzhou Industrial Park

Suzhou, Jiangsu Province, 215123

People’s Republic of China

+86-512-8777-3632

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adagene Inc.

	By:	/s/ Peter (Peizhi) Luo
Name: Peter (Peizhi) Luo
Title: Chief Executive Officer

Date: December 7, 2021

EXPLANTORY NOTE

Exhibit 99.1 to this Current Report on Form 6-K is the re-issued press release regarding data presentations at ESMO-IO in order to include more details about its presentation and shall supersede and replace the press release in the Exhibit 99.1 to the Current Report on Form 6-K dated December 6, 2021.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release titled “Adagene Presents Clinical Data Demonstrating Strong Safety and Early Signals of Efficacy in Cold Tumors Including Pancreatic and Ovarian Cancers for Anti-CTLA-4 Monoclonal Antibody, ADG116, at ESMO-IO 2021”

4